December 2, 2011

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attention:	Larry Spirgel Assistant Director

VIA EDGAR

Re:	Alestra, S. de R.L. de C.V.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed April 29, 2011
Form 20-F/A for Fiscal Year Ended December 31, 2010
Filed May 31, 2011
File No. 1-31894

Dear Mr. Spirgel:

On behalf of Alestra, S. de R.L. de C.V. (the “Company”), set forth below are responses to the comment letter dated November 18, 2011 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “SEC”) related to the Company’s Form 20-F for the fiscal year ended December 31, 2010 and Form 20-F/A for the fiscal year ended December 31, 2010 (collectively, the “Form 20-F”). As requested, this letter is being filed on EDGAR.

All references in the Company’s response to pages and captioned sections are to the Form 20-F as originally filed. Capitalized terms used in this letter and not otherwise defined herein have the meaning as ascribed to them in the Form 20-F.

For convenience, the Company has included the SEC staff’s comments in italics below, followed by the Company’s response.

The financial figures provided in the tables below are expressed in millions of Mexican pesos, denoted by the symbol “Ps”, unless otherwise specified.

Form 20-F/A for the Fiscal Year Ended December 31, 2010

Data, Internet and Local Services, page 32

1. We note your disclosure on page 6 that the termination of the AGN Agreement could materially and adversely affect your business, results of operations and financial condition. If material, please disclose what portion of your revenues is derived from the AGN Agreement for all periods presented and explain in greater detail how you will be adversely impacted by its termination. Please provide us with your proposed disclosures.

Response

In response to the SEC staff’s comment, the Company will include disclosure in its future Form 20-F filings to discuss, to the extent material, the adverse affect of the termination of the AGN Agreement substantially in the manner provided below.

The AGN Agreement granted the Company the rights to use the “AT&T Global Services” brand name and to provide AT&T Global Services in Mexico. Revenues from AT&T Global Services derived from the AGN Agreement for the years ended December 31, 2008, 2009 and 2010 are summarized in the table below.

	Year ended December 31,
	2008	2009	2010
Total Revenues	Ps4,672.6	Ps4,683.6	Ps4,570.3
Revenues from AT&T Global Services	701.1	916.7	927.3
% of total revenue	15%	20%	20%

On October 1, 2011, AT&T and the Company terminated the AGN Agreement. Consequently, as of October 1, 2011, the Company ceased to provide AT&T Global Services in Mexico and ceased to use AT&T’s intellectual property, including the AT&T brand name.

In addition, on October 1, 2011, the Company executed commercial agreements with AT&T Global Network Services Mexico, S. de R.L. de C.V (“AGNS México”) pursuant to which the Company is providing AGNS México certain telecommunication services in order to allow AGNS México to provide AT&T Global Services directly to their customers in Mexico. Revenues from these commercial agreements will partially offset the loss of revenues from AT&T Global Services, expecting to have a net effect as described below.

The Company estimates that the impact of the termination of the AGN Agreement for the year ended December 31, 2011, as shown in the table below, will be Ps63.0 million in revenues and Ps44.5 million in gross profit. This represents the estimated revenues and gross profit the Company will not recognize from October 1, 2011 to December 31, 2011 in connection with the termination of the AGN Agreement, partially offset by the estimated revenues and gross profit for the telecommunication services that the Company started providing to AGNS México in October 1, 2011, as part of the AT&T Transactions. Gross profit is defined as revenues minus cost of services (excluding depreciation and amortization).

The following table outlines the estimated impact of the termination of the AGN Agreement on the Company’s revenues and gross profits for the year ended December 31, 2011.

	AGN Agreement	New Services provided to AGNS México	Net Impact

Revenues	Ps(254.9)	Ps181.6	Ps(63.0)
Gross profit	(182.9)	139.6	(44.5)

Gross Profit, page 33

2. On page 54, you disclosed that on June 30, 2010, “AT&T fulfilled its obligation with the marginal commitment of US164,600.” Please disclose how the volume and mix of AT&T’s purchases during 2010 affected your gross profit as compared to 2009. Please provide us with your proposed disclosures.

Response

Pursuant to the Amended and Restated Joint Venture Agreement, AT&T’s affiliates purchase certain telecommunication services from the Company, including AT&T Global Services, international long distance traffic and other data services.

The volume and mix of AT&T’s purchases during the year ended December 31, 2010 resulted in a decrease of the Company’s gross profits by Ps45.3 compared to the year ended December 31, 2009. The following table summarizes the impact in revenues, gross profit, and marginal commitments from AT&T’s affiliates’ purchases of telecommunication services pursuant to the Amended and Restated Joint Venture Agreement during the year ended December 31, 2010 compared to the year ended December 31, 2009.

Revenues	Δ 2010 vs. 2009
AT&T Global Services	Ps10.6
Data Service provided to AT&T	(47.2)
Long Distance Services	(84.4)

Total Revenues	(121)
Total Costs	(75.7)

Gross Profit	(45.3)
Operating Expenses	3.3

Marginal Commitments	(48.6)

Marginal commitments mean an amount equal to all revenue received directly or indirectly by the Company for all services provided to AT&T and its affiliates less (i) the amount of actual direct costs, including any taxes, to paid to Telmex and other third party providers in connection with the services the Company provides to AT&T and its affiliates, after giving effect to any credits, rebates, price reductions or other offsets, and (ii) operating expenses, network operations transfer fees, sales transfer fees, product marketing and management fees, node maintenance fees, system and network development fees and leasing fees (if any) paid to AT&T and its affiliates.

In response to the SEC staff’s comment, the Company will include additional disclosure in its future Form 20-F filings to the discussion under “Item 5. Operating and Financial Review and Prospects – A. Operating results – Results of Operations– Gross Profits” in connection with how the volume and mix of AT&T’s affiliates purchases affected the Company’s gross profits substantially in the manner provided below. The proposed additional disclosure provided below is based on the conditions existing as of the filing of the Form 20-F.

The volume and mix of AT&T’s purchases during the year ended December 31, 2010 resulted in a decrease of the Company’s gross profits by Ps45.3 compared to the year ended December 31, 2009. Gross profit for the year ended December 31, 2010 was affected by AT&T’s affiliates’ purchases in part due to: (a) a Ps47.2 decrease in revenues from purchases of data services by AT&T’s affiliates pursuant to the Amended and Restated Joint Venture Agreement in the year ended December 31, 2010 compared to the year ended December 31, 2009; (b) a Ps84.4 decrease in revenues from long distance services pursuant to the Amended and Restated Joint Venture Agreement in the year ended December 31, 2010 compared to the year ended December 31, 2009; partially offset by (c) a Ps10.6 increase in revenues from AT&T Global Services pursuant to the Amended and Restated Joint Venture Agreement in the year ended December 31, 2010 compared to the year ended December 31, 2009.

15. Income Tax, page F-26

3. Tell us the nature of Ps(14.274) captioned as “Prior Years of tax loss carryforwards restatement” and how it is reported under US GAAP.

Response

The caption “prior years of tax loss carry-forwards restatement” in the amount of Ps.(14.274) represents the inflationary re-measurement that the Mexican Income Tax Law allows the Company to recognize every year over the “tax loss carry-forwards.”

The inflationary effect is determined by using factors derived from the National Consumer Price Index issued by the Mexican Central Bank and represents the inflation that occurred during the year ended December 31, 2010. The aforementioned inflationary effect represents a re-measurement adjustment over the prior year’s tax losses considered for the deferred tax calculation and the related valuation allowance, since the tax loss carryforwards may not be recoverable in the future.

In the year ended December 31, 2009, a re-measurement was also calculated, but not separately disclosed. We note to the SEC staff that when preparing the financial information for the year ended December 31, 2010, the Company inadvertently excluded the year ended December 31, 2009 re-measurement impact, amounting to Ps20.491. Therefore, the re-measurement impact was not separately presented for comparative purposes. The Company will include the re-measurement impact of relevant periods in future filings.

As explained above, the inflationary re-measurement is part of the basis of the tax loss carryforwards, therefore, there is no difference between US GAAP and Mexican FRS.

20. Differences between Mexican IFRS and US GAAP, page F-29

Fair Value, page F-29

4. We note your disclosure on page F-9 that cash equivalents primarily include short-term deposits and money market accounts. However, on page 41, you state that your unrestricted cash balance consists of cash and “liquid temporary cash investments issued by the US and Mexican governments, major Mexican and US banks and corporations with high credit ratings.” Please clarify this inconsistency. Additionally, tell us why cash equivalents consisting of your investments in sovereign and corporate debt are not separately reported in the table of assets or liabilities measured at fair value on a recurring basis as set forth on page F-30.

Response

The Company’s treasury policy allows the Company to invest in highly liquid temporary cash investments issued by the U.S. and Mexican governments, major Mexican and U.S. banks and corporations with high credit ratings, as indicated on page 41 of the Company’s Form 20-F/A. However, the Company further confirms that as of December 31, 2010, 2009 and 2008 its unrestricted cash balance consisted of short-term deposits, money market accounts and investments with original maturity from one to seven days that have both of the following characteristics: (a) they are readily convertible to known amounts of cash and (2) their maturity is so near that they present insignificant risks of changes in value.

The Company respectfully informs the SEC staff that it considers that these items are not subject to the ASC 820-10-50 reporting requirements, and should therefore not be reported separately in the table representing assets or liabilities measured at fair value on a recurring basis, as set forth on page F-30 of Form 20-F, given that these items are classified as held-to-maturity and that there is no material difference between their book value (amortized cost) and fair value.

Condensed balance sheets and statements of income under US GAAP, page F-32

5. Tell us why net interest (expense) income for 2008 and 2009 under US GAAP is significantly lower than interest expense netted against interest income as reported under Mexican FRS for 2008 and 2009 on page F-4. In this regard, we note that the presentation resulted in a much smaller net loss and greater net income for the respective periods under US GAAP.

Response

As disclosed in Note 20(d) on page F-36 of the Form 20-F, the difference between the interest (expense) income, net reported under Mexican FRS and the interest (expense) income, net reported under US GAAP represents the net effect of the 2003 debt restructuring accounting treatment between US GAAP and Mexican FRS as described below. During 2003, the Company restructured its then outstanding senior notes (the “Old Senior Notes”) and issued new senior notes due 2010 (the “2010 Senior Notes”).

Under Mexican FRS, the Company recognized a gain for the effect of the extinguishment of the Old Senior Notes, wrote-off the unamortized debt issuance costs of the Old Senior Notes, capitalized the debt issuance costs of the 2010 Senior Notes, amortized the Old Senior Notes over the term of the 2010 Senior Notes and recognized interest expense using the contractual interest rate of the 2010 Senior Notes.

Under US GAAP, the Old Senior Notes debt restructuring was accounted for as a troubled debt restructuring in accordance with ASC 470-60 “Troubled Debt Restructurings by Debtors.” Therefore, the effects of the changes of the new cash payments were recognized over the period and the terms of the 2010 Senior Notes. Therefore, no gain on the restructuring was recognized, the debt issuance costs of the Old Senior Notes were amortized over the term of the 2010 Senior Notes, the debt issuance costs of the 2010 Senior Notes were expensed in the period incurred and the interest expense was determined using an effective interest rate that equated the present value of the new cash payments required by the 2010 Senior Notes, with the carrying amount of the Old Senior Notes.

As a result, the net effect of the US GAAP adjustment of the 2003 debt restructuring is a reduction of the interest (expense) income, net recognized under Mexican FRS for the years ended December 31, 2008 and 2009.

The following table reconciles the difference between the interest (expense) income, net reported under Mexican FRS and the interest (expense) income, net reported under US GAAP for the years ended December 31, 2008, 2009 and 2010.

	Year ended December 31,
	2008	2009	2010
Mexican FRS
Interest (expense)	(294.575)	(333.336)	(375.913)
Interest income	29.099	17.591	10.901

Interest (expense) income net	(265.476)	(315.745)	(365.012)
US GAAP adjustment
Difference in interest expense from restructuring	226.156	324.608	—

US GAAP
Interest (expense) income, net,	(39.320)	8.863	(365.012)

d) Senior Notes, page F-36

i) Effects of the restructuring of the Old Senior Notes, page F-36

6. It appears to us that the “anticipated gain” on extinguishment of debt was recorded in 2009. Tell us why you believe it is appropriate to recognize the gain amounting to Ps324.608 based on the “moment of the anticipated repayment of the 8% Senior Notes due 2010.” Refer to your basis in the accounting literature.

Response

The 2010 Senior Notes issued during the 2003 debt restructuring, discussed in response number 5 above, were due on June 30, 2010. The Company, however, prepaid the 2010 Senior Notes during 2009 with the proceeds of the issuance of unsecured senior notes bearing interest at an annual rate of 11.75% and due on August 11, 2014 (the “2014 Senior Notes”).

The Company evaluated the conditions of the 2010 Senior Notes prepayment and the terms the 2014 Senior Notes and concluded that such transaction is not a Trouble Debt Restructuring as defined in ASC 470-60. This transaction was accounted for as an extinguishment of debt by de-recognizing the outstanding balances of the 2010 Senior Notes and recognizing the 2014 Senior Notes as new debt, based on the accounting guidance provided in ASC 405-20.

The gain of Ps324.608 represents the outstanding net difference of the 2003 debt restructuring between US GAAP and Mexican FRS as of December 31, 2008, fully recognized in the profit and loss account for the year ended December 31, 2009 as a result of the extinguishment of the 2010 Senior Notes in 2009.

19. Subsequent Event, page F-28

7. Please tell us how the consummation of the AT&T transactions will impact your financial statements.

Response

The Company’s estimate of the impact on its financial statements of the termination of the Nodes Purchase Agreement and the Equity Purchase Agreement (together, the “AT&T Transactions) are summarized below.

On July 12, 2011, Alfa terminated the Equity Purchase Agreement entered into by and between AT&T, AT&T Telecom Mexico Inc. (“AT&T México”), Alfa, S.A.B. de C.V. (“Alfa”) and the Company dated April 14, 2011 and completed the acquisition of AT&T México’s 49% equity interest in the Company after receiving approval from regulatory authorities in Mexico. The Equity Purchase Agreement did not impact the Company’s financial statements given that the 49% equity interest in the Company was acquired directly by Alfa.

In addition, on July 12, 2011, the Company entered into the Nodes Purchase Agreement with AT&T, AGNS México and Alfa, pursuant to which AGNS México purchased from the

Company the telecommunications nodes and customer equipment required for the provision of AT&T Global Services in Mexico. The net effect of this transaction on the Company’s financial statements was a gain of US$0.5 million resulting from the sale price of US$20.0 million less US$19.5 million carrying value.

Furthermore, as a result of the consummation of the AT&T transactions, on July 12, 2011, the Company entered into an Equipment Lease Agreement with AGNS México pursuant to which the Company leased from AGNS México the nodes required for the provision of AT&T Global Services in Mexico while AGNS México acquired the necessary licenses and regulatory approvals to offer, directly and independently from the Company, AT&T Global Services within Mexico. All lease payments made pursuant to the Equipment Lease Agreement totaled US$0.13 million. At the same time, the Company charged US$0.13 million of maintenance fees to AGNS México for the equipment leased. Consequently these transactions did not impact the Company’s financial statements.

As of October 1, 2011, AT&T and the Company terminated the AGN Agreement which granted the Company the rights to use the “AT&T Global Services” brand name and to provide AT& T Global Services in Mexico and the Equipment Lease Agreement explained in the paragraph above, and executed commercial agreements with AGNS México pursuant to which the company is providing AGNS México certain telecommunication services in order to allow AGNS México to provide AT&T Global Services directly to their customers in Mexico. The impact of the termination and execution of these agreements on the Company’s financial statements is discussed with further detail in the Company’s response to SEC staff comment number 1 above.

If you have any additional questions or comments regarding the responses in this letter, please contact Bernardo Garcia Reynoso at (52) (81) 8625-2300 or the Company’s U.S. counsel, Marcelo Mottesi of Milbank, Tweed, Hadley & McCloy LLP, at (212) 530-5602.

Sincerely yours,

/s/ Marcelo Mottesi
Marcelo Mottesi

December 2, 2011

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attention:	Larry Spirgel Assistant Director

VIA EDGAR

Re:	Alestra, S. de R.L. de C.V.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed April 29, 2011
Form 20-F/A for Fiscal Year Ended December 31, 2010
Filed May 31, 2011
File No. 1-31894

In connection with responding to the comment letter dated November 18, 2011 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “SEC”) related to the Alestra, S. de R.L. de C.V.’s (the “Company”) Form 20-F for the year ended December 31, 2010 and Form 20-F/A for the fiscal year ended December 31, 2010 (collectively, the “Form 20-F”) the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Securities Exchange Act filings (the “Filings”);

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the Filings; and

•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Bernardo Garcia Reynoso
Bernardo Garcia Reynoso
Chief Financial and Administrative Officer
Alestra, S. de R.L. de C.V.